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RECD S.E.C.
APR - 7 2003
1086

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Exhibit Index on Page 3.

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
APR 08 2003
THOMSON FINANCIAL

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
for 3/31/03 FORM 8-K (filed on April 7, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

326119.02-Wilmington S1A

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, March 31, 2003.

THE IT GROUP, INC.
(Registrant)

By: /s/ Harry J. Soose, Jr., Chief Operating Officer

(Name and Title)

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM JUNE 29, 2002 THROUGH AUGUST 2, 2002

PLEASE TAKE NOTICE that on March 31, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. *et al.*, for the period from June 29, 2002 through August 2, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
March 31, 2003

/s/ Marion M. Quirk
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

\- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period June 29, 2002 thru August 2, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD JUNE 29, 2002 THROUGH AUGUST 2, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-080202.doc

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated income and balance sheet. The bank reconciliations of the debtors are substantially completed as of August 2, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
March 27, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-080202.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
AUGUST 2, 2002

	06/28/02	Reclass/ Prior Period Adjustments	July Activity	08/02/02
Current Assets:				
Cash	70,347,876	-	(98,265)	70,249,611
Accounts receivable	8,439,426	44,966	(1,197,787)	7,286,605
Allowance for doubtful accts	(3,067,437)	(44,966)	-	(3,112,403)
Deferred income taxes	-	-	-	-
Other receivables	1,519,914	-	(709,651)	810,263
Prepaid expenses and other current assets	71,737,216	-	(13,452,947)	58,284,269
Total current assets	148,976,995	-	(15,458,650)	133,518,345
Property, plant and equipment at cost	824,807	-	60,761	885,568
Accumulated depreciation and amortization	(666,446)	-	(51,299)	(717,745)
Net property, plant and equipment	158,361	-	9,462	167,823
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	9,926	-	360	10,286
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	149,369,615	-	(15,448,828)	133,920,787
Current Liabilities (Prepetition)				
Accounts payable-unsecured	45,634,460	-	-	45,634,460
Accrued wages and related liabilities-unsecured	13,807,899	-	-	13,807,899
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,085,558	-	-	32,085,558
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	488,908,605	-	-	488,908,605
Current Liabilities (Post Petition)				
Accounts payable-unsecured	1,352,355	-	(421,976)	930,379
Accrued wages and related liabilities-unsecured	5,145,620	-	(460,289)	4,685,331
Billings in excess of revenues-unsecured	37,835	-	43,687	81,522
Other accrued liabilities-unsecured	22,676,922	-	(882,327)	21,794,595
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	80,519	-	5,446	85,965
Long-term debt due within 1 year-secured	-	-	-	-
Net current liabilities of discontinued operations	433,934	-	(253,799)	180,135
Total current liabilities	898,793,093	-	(1,969,258)	896,823,835
Long-term debt	-			-
Long-term liabilities of discontinued operations	-			-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	903,201,366	-	(1,969,258)	901,232,108
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-	-	352,365,701
Retained earnings (deficit)	(1,106,205,615)	-	(13,562,474)	(1,119,768,089)
Cumulative translation adj.	(1,477,335)	-	82,904	(1,394,431)
Total stockholders' equity	(753,831,751)	-	(13,479,570)	(767,311,321)
Total liabilities and stockholders' equity	149,369,615	-	(15,448,828)	133,920,787
	-	-	-	-

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
FOR JUNE 29, 2002 THRU AUGUST 2, 2002

Revenues	191,677
Cost and expenses:	
Cost of revenues	273,626
Selling, general and admin expense	1,250,433
Total cost and expenses	1,524,059
Operating income/(loss)	(1,332,382)
Unrealized gain/(loss) on stock held for sale	(12,317,746)
Interest income, net	87,654
Net income/(loss) before income taxes	(13,562,474)

3/27/03
3:43 PM

The IT Group, Inc.
Case No. 02-10118
Accounts Payable Consolidated Aging
as of August 2, 2002

Days Aged	Balance
0 - 30	1,006,507
31 - 60	-
61 - 90	-
Over 90	45,634,460
	46,640,967
Other (a)	104,007
Balance G/L	46,744,974

Pre Petition	45,634,460
Post Petition	1,110,514
	46,744,974

(a) cost accruals

3/27/03
3:43 PM

THE IT GROUP, INC.
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of August 2, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	8,439
Prior Period Adjustments	45
+ Amounts billed during the period	100
- Amounts collected during the period	(1,297)
Total Accounts Receivable at the end of the reporting period	7,287

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	1,193
91+ days past due	4,529
A/R not aged	912
Retainage	653
Total Accounts Receivable	7,287
Amounts considered uncollectible (Bad Debt)	(3,112)
Accounts Receivable (Net)	4,175

DEBTOR QUESTIONAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

3/27/03
3:43 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
August 2, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	06/28/02 PER BALANCE SHEET	
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	98,600	
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	14,034,092	
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	46,651,871	
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	4,510,915	
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000	
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000	
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,383,135	
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,511,257	
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	374,163	
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	502,251	
1260	02-10118	04335-19	Scotiabank, Montreal, Quebec	Restricted Cash Canada Taxes	-	Balanced transferred to Account 1030
46.1146.01	02-10135	3044-0525	Citibank	Iron Mountain- Cash	100	
47.1146.05	02-10127	3044-0533	Citibank	IT Admin Services- Cash	100	
Non-debtor Cash					173,127	
					70,249,611	

3/27/03
3:43 PM

14

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	July 2002 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 70,011	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable	2,087	246,456
Loans and Advances	-	-
Sale of Assets	-	69,193
Other (Reimbursements from Shaw)	1,607	8,983
DIP Draw & (Repayment)	-	50,000
Total Receipts	3,693	374,632
Disbursements		
Net Payroll & Benefits	(549)	(81,327)
Payroll Taxes	(34)	(32,138)
Sales, Use, and Other Taxes	-	(775)
Operating Expenses	(1,195)	(159,415)
Rental & Leases	(447)	(13,179)
Insurance	(470)	(7,678)
Administrative & Selling	(25)	(5,458)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,060)	(5,231)
U.S. Trustee Fees	(100)	(117)
Court Costs	-	-
Total Disbursements	(3,879)	(322,996)
Net Cash Flow (Receipts Less Disbursements)	$ (186)	$ 51,636
Cash - End of Month	$ 69,825	$ 69,825

Total Disbursements	$ (3,879)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (3,879)

(a) July actual includes cash flow activity from July 1, 2002 through July 31, 2002.
(b) Professional fees include $40,971.85 to the Bayard Firm on 7/2/02, $174,974.39 to Pachulski, Stang on 7/2/02, $125,610.50 and $91,000 to Chanin Capital Partners on 7/24/02 and 7/30/02, and $214,765.75 to Zolfo Cooper on 7/24/02.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

297068.01-Wilmington S1A

Miscellaneous:

02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 3/31/2003 at 1:37 PM EST and filed on 3/31/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2702

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period 6/29/02-8/2/02 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:S:\BANKRUPTCY\ITG\MOR_june.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=3/31/2003] [FileNumber=1439412-0]
[0372acb886ebc3c574a6a108544ee7bd34a969d4322312600d52a28d5e49b37f22b1
41361956826d4d9ef8eddf1bb31eb750ed0dbcc06fc8feeda5bc4af228bf]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com;rxza@ashby-geddes.com

Charles J. Brown bankruptcyemail@elzufon.com